UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Press Release

CADELER A/S: Notice of Upcoming H1 2024 Interim Report Release and Earnings Presentation on 27 August 2024

Copenhagen, 9 August 2024 -- Cadeler A/S (NYSE: CDLR / OSE: CADLR) will announce its interim report, disclosing financial results for the first half of 2024, at approximately 08:00 CET on 27 August 2024. The interim report will be available on Cadeler’s website (https://www.cadeler.com/investor).

In connection with the release of its interim report, Cadeler will host a live video webcast earnings presentation for the investment community. Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from New York City on 27 August 2024 from 08:00 EST (14:00 CET). The earnings presentation is open to all interested parties and may include forward-looking information. Please register your planned attendance in advance, via the link below.

Please find the link for the webcast here: https://cadeler-h1-2024-earnings-presentation.open-exchange.net/

An archived replay of the webcast will be available through the same link following the presentation, for at least three months thereafter. The presenter’s slides, and any additional information provided during the presentation, will be made available on Cadeler’s website, under Investors/Company Presentations.

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer